July 15, 2013

VIA EDGAR

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Guaranty Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 14, 2013

File No. 000-51556

Dear Ms. Blume:

Guaranty Bancorp (the “Company”) is in receipt of your comment letter dated July 5, 2013 with respect to the above-referenced report.

We note that the letter requests a response within 10 business days, or by July 19, 2013.  As you discussed on July 10, 2013 with legal counsel for the Company (Stinson Morrison and Hecker LLP), the Company is submitting this letter in connection with its request for an extension of the response deadline.   The Company intends to respond to your comment letter on or before August 2, 2013, and respectfully requests an extension until that date in which to respond to your comments.

Very truly yours,

/s/ Christopher G. Treece

Christopher G. Treece
Executive Vice President, Chief Financial Officer and Secretary

1331 Seventeenth Street • Suite 345 •  Denver, Colorado 80202 • www.gbnk.com